Exhibit 99.1

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

NOTICE OF 2024 ANNUAL GENERAL MEETING

To Be Held on March 28, 2025

Dear Shareholder:

Notice is hereby given that the 2024 annual general meeting (the “Annual Meeting”) of Brera Holdings PLC, an Irish public limited company (the “Company,” “we,” “us” or “our”) will be held on Friday, March 28, 2025, at 2:00 p.m., Greenwich Mean Time (10:00 a.m., Eastern Daylight Time). The Annual Meeting is held for the following purposes:

1.	To re-elect the seven (7) members of our board of directors (the “Board of Directors” or the “Board”) named in the accompanying proxy statement to serve until the next annual general meeting (“Proposal No. 1”);

2.	To ratify the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2024 (“Proposal No. 2”);

3.	To ratify the appointment of Gannon Kirwan Somerville Limited as the Company’s Irish statutory auditor for the fiscal year ending December 31, 2024, and to authorize the Board to fix their renumeration (“Proposal No. 3”);

4.	To consider the Company’s statutory financial statements for financial year end 2022, the report of the directors, and the report of the statutory auditors on those statements and that report;

5.	To consider the Company’s statutory financial statements for financial year end 2023, the report of the directors, and the report of the statutory auditors on those statements and that report; and

6.	To review the Company’s affairs.

The foregoing items of business are more fully described in the proxy statement accompanying this notice or made available over the Internet. We are not aware of any other business to come before the Annual Meeting.

Only shareholders of record at the close of business on February 21, 2025, are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof.

The Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted solely online at https://agm.issuerdirect.com/brea-2024. You will be able to attend and participate in the Annual Meeting online, vote your shares electronically or submit your questions prior to and during the meeting by visiting the website(s) indicated in your proxy materials. You may need to have your control number included on your proxy card or on the instructions that accompanied your proxy materials or other information as instructed through your broker, bank or other holder of record to join the Annual Meeting. There will be no physical location for shareholders to attend, and you will not be able to attend the Annual Meeting in person.

It is important that your shares are represented at the Annual Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Annual Meeting, please vote your shares promptly by casting your vote via the Internet or any other provided voting option, or, if you receive a full set of proxy materials by mail or request one be mailed to you, and prefer to mail your proxy, please complete, sign, date, and return your proxy in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet, by mail or by any other option provided for voting before the Annual Meeting, or by voting electronically at the Annual Meeting.

By Order of the Board of Directors

Dated: March 3, 2025	/s/ Daniel Joseph McClory
Daniel Joseph McClory
Executive Chairman

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on March 28, 2025: Our 2024 proxy statement and annual report to security holders for the year ended December 31, 2023 are available at https://agm.issuerdirect.com/brea-2024.

TABLE OF CONTENTS

Page

GENERAL INFORMATION	1
Purpose of Annual Meeting	1
Will there be any other items of business on the agenda?	1
Who is entitled to vote at the Annual Meeting?	2
What constitutes a quorum?	2
How are votes counted?	2
What is the vote required to approve each of the proposals?	2
How do I vote?	2
Can I change my vote or revoke my proxy?	3
Who is paying for the expenses involved in preparing and mailing this Proxy Statement?	3
PROPOSAL NO. 1 ELECTION OF DIRECTORS	4
Director Nominees	4
Director Qualifications – General	4
Summary of Qualifications of Nominees for Director	5
Vote Required	6
Recommendation of the Board	6
PROPOSAL NO. 2 RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING DECEMBER 31, 2024	7
Background	7
Vote Required	7
Recommendation of the Board	7
PROPOSAL NO. 3 RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2024 AND AUTHORIZATION TO FIX REMUNERATION	8
Background	8
Vote Required	8
Recommendation of the Board	8
ANNUAL REPORT ON FORM 20-F	9
STATUTORY FINANCIAL STATEMENTS	9
OTHER MATTERS	9

i

Brera Holdings PLC

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

PROXY STATEMENT

This proxy statement (“Proxy Statement”) and the accompanying proxy are being furnished with respect to the solicitation of proxies by the board of directors (the “Board of Directors” or the “Board”) of Brera Holdings PLC, an Irish public limited company (the “Company,” “we,” “us” or “our”), for the 2024 annual general meeting (the “Annual Meeting”). The Annual Meeting is to be held on Friday, March 28, 2025, at 2:00 p.m., Greenwich Mean Time (10:00 a.m., Eastern Standard Time).

We will send or make these proxy materials available to shareholders on or about March 3, 2025.

GENERAL INFORMATION

Purpose of Annual Meeting

The purposes of the Annual Meeting are to seek shareholder approval of the following proposals:

1.	To re-elect the seven (7) members of our board of directors (the “Board of Directors” or the “Board”) named in the accompanying proxy statement to serve until the next annual general meeting (“Proposal No. 1”);

2.	To ratify the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2024 (“Proposal No. 2”);

3.	To ratify the appointment of Gannon Kirwan Somerville Limited as the Company’s Irish statutory auditor for the fiscal year ending December 31, 2024, and to authorize the Board to fix their renumeration (“Proposal No. 3”);

4.	To consider the Company’s statutory financial statements for financial year end 2022, the report of the directors, and the report of the statutory auditors on those statements and that report;

5.	To consider the Company’s statutory financial statements for financial year end 2023, the report of the directors, and the report of the statutory auditors on those statements and that report; and

6.	To review the Company’s affairs.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not determined or reduced the authorized maximum number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Annual Meeting?

Only shareholders of record of our Class A Ordinary Shares, $0.005 nominal value per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, $0.005 nominal value per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), as of the close of business on February 21, 2025 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment(s) or postponement(s) thereof.

Each fully paid Class A Ordinary Share is entitled to ten votes on each matter properly brought before the Annual Meeting and each fully paid Class B Ordinary Share is entitled to one vote on each matter properly brought before the Annual Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Annual Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum?

In order to establish a quorum at our Annual Meeting, there must be one or more holders of shares present in person or by proxy, holding not less than a majority of the issued shares that carry a right to vote at the meeting on the relevant record date shall constitute a quorum. If a quorum is not present, the Annual Meeting will be adjourned or postponed until a quorum is obtained.

How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favor of the proposal or director nominee and a vote “AGAINST” will be counted against each proposal or director nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. The inspector of election appointed for the Annual Meeting will monitor all votes and assist us in tabulating the votes.

What is the vote required to approve each of the proposals?

Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal.

How do I vote?

Your shares may only be voted at the Annual Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	Electronically at the Virtual Annual Meeting. Attend and vote at the virtual Annual Meeting at https://agm.issuerdirect.com/brea-2024. To participate in the annual meeting if shares are held in your name as the shareholder of record, you may need the control number included on your proxy card or other information on the instructions that accompanied your proxy materials. If shares are held beneficially in street name, your broker, bank, or other nominee will provide any necessary control number or other voting instructions.

Can I change my vote or revoke my proxy?

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting.

Who is paying for the expenses involved in preparing and mailing this Proxy Statement?

All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid by us. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in forwarding solicitation materials.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Executive Chairman and other officers.

There are currently seven directors serving on the Board. At the Annual Meeting, seven directors will be elected. The individuals who have been nominated for election to the Board at the Annual Meeting are listed in the table below. Each of the nominees is a current director.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for director at the time of the Annual Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Director Nominees

The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position(s) with the Company	Term as Director
Daniel Joseph McClory	65	Executive Chairman and Director	July 2022 – Present
Alberto Libanori	35	Independent Director	July 2022 – Present
Christopher Paul Gardner	71	Independent Director	January 2023 – Present
Pietro Bersani	57	Independent Director	January 2023 – Present
Goran Pandev	41	Head of Football Operations in the Balkan Region and Director	January 2023 – Present
Abhi Mathews	37	Chief Information Officer and Director	June 2024 – Present
Giuseppe Pirola	52	Head of Volleyball Operations and Director	June 2024 – Present

Director Qualifications – General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

Summary of Qualifications of Nominees for Director

The names of the nominees and certain biographical information about each current director standing for election at the Annual Meeting, including a description of his or her business experience, qualifications, education and skills that led the Board to conclude that such individual should serve as a member of the Board, are set forth below:

Daniel Joseph McClory has served as our Executive Chairman and as a member of our board of directors since July 2022. Since October 2022, Mr. McClory has served as co-founder, Executive Chairman and as a member of the board of directors of The RoyaLand Company Ltd., a Bermuda holding company focused on creating a royalty-themed experience called myRoyal.World. Mr. McClory is a co-founder and has been the Chief Executive Officer of Boustead & Company Limited, a non-bank financial institution, since July 2016, and has served as the Managing Director, Head of Equity Capital Markets and Head of China for its U.S.-based subsidiary, Boustead Securities, LLC, since July 2016. Prior to working at Boustead, Mr. McClory held Managing Director positions at Bonwick Capital Partners, LLC, Burnham Securities Inc. and at Hunter Wise Financial Group, LLC from May 2004 to July 2016. Mr. McClory’s teams have ranked in the Top Ten of League Tables for placement agents, won “Deal of the Year” at the M&A Advisor Awards, and completed IPOs and transactions for clients listed on NASDAQ, the NYSE, the London Stock Exchange, Toronto Stock Exchange, the Stock Exchange of Hong Kong, and the Irish Stock Exchange. Mr. McClory serves on the boards of the USA Track & Field Foundation, the American Foundation of Savoy Orders, and the Alder Foundation, where he listed the first-ever foreign-funded, venture philanthropy-backed IPO on Bovespa’s Social Stock Exchange in Brazil. Mr. McClory is a dual U.S.- Italian citizen who earned a bachelor’s degree in English and a master’s degree in Language and International Trade from Eastern Michigan University. In 2010, Eastern Michigan University awarded Mr. McClory an honorary Doctor of Public Service degree.

Dr. Alberto Libanori has served as a member of our board of directors since July 2022. Since January 2019, Dr. Libanori has served as Senior Advisor of Boustead & Company Limited. Dr. Libanori has also been a member of the board of directors for Mainz Biomed N.V. (Nasdaq: MYNZ) since November 2021 and The RoyaLand Company Ltd. since October 2022. Previously, Dr. Libanori founded and helped with the strategic exits of a number of technology start-ups including Atelier Mnemist SAS and Cutech, which was acquired by Symrise. He also has 10 years’ work experience at the science-business interface in venture capital, business development & licensing, M&A and IPOs, focusing on life-sciences, med-tech and cosmeceuticals, working with L’Oréal Research and Innovation, M-Ventures, and Novartis Venture Funds. Dr. Libanori has published more than 30 peer-reviewed articles in journals including Nature Electronics, Advanced Materials, and ACS Nano, and is the holder of two patents. Dr. Libanori holds a PhD and MS in Bioengineering from UCLA, with focus on wearable and implantable bioelectronics and biomaterials for regenerative medicine, an MPhil in Bioscience Enterprise from Cambridge University, and a bachelor’s in Bimolecular Sciences (Hons) from St Andrews University. Dr. Libanori is fluent in English, French, Spanish, Mandarin Chinese and Portuguese, alongside his native Italian.

Christopher Paul Gardner has served as a member of our board of directors since January 2023. Since June 2021, Mr. Gardner has been the Senior Managing Director at Sutter Securities, Inc. Mr. Gardner’s first book, The Pursuit of Happyness, published in May 2006, became a New York Times and Washington Post #1 Bestseller that has been translated into over 40 languages and inspired the critically acclaimed film of the same name, starring Will Smith as Mr. Gardner. Mr. Gardner’s second bestselling book, “Start Where You Are,” was published in May 2009 and his most recent book, “Permission to Dream,” was published in April 2021. Mr. Gardner has over 30 years of experience in the financial services industry and in 1987 established the brokerage firm, Gardner Rich & Co, which he sold in 2006. Mr. Gardner has also served on the board of the National Education Foundation. We believe that Mr. Gardner is qualified to serve on our board of directors due to his record of executive and board experience.

Pietro Bersani has served as a member of our board of directors since January 2023. Since June 2020, Mr. Bersani has served as a member of the board of directors of Kiromic BioPharma, Inc. (Nasdaq: KRBP) and was appointed Chief Executive Officer in May 2022, after serving as the interim Chief Executive Officer in January 2022. From April 2020 to January 2022, Mr. Bersani was a Partner with B2B CFO Partners, LLC, which provides strategic management advisory services to owners of privately held companies. From October 2016 to July 2018 and November 2019 to March 2020, he served as the President and Chief Executive Officer of K.P. Diamond Eagle, Inc., a consulting firm specialized in development of innovative commercial and private aviation business models. Mr. Bersani served as a Senior Director within Alvarez & Marsal’s Private Equity Performance Improvement Practice, LLP between August 2018 and October 2019. Mr. Bersani is a Certified Public Accountant and is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of U.S. GAAP and IFRS. Mr. Bersani earned a bachelor’s degree and a master’s degree in business economics from Bocconi University. We believe that Mr. Bersani is qualified to serve on our board of directors due to his record of executive and board experience.

Goran Pandev has served as a member of our board of directors since January 2023 and as our Head of Football Operations Balkan Region since June 2024. Mr. Pandev is a professional football player who began his career with FK Belasica during the 2000-01 season and has played for Lazio, Inter Milan, Genoa, and Parma, among others, while also being the captain of the North Macedonian national team until he retired from international football in 2021. After establishing himself at Lazio, Pandev moved to Inter Milan in early 2010. While playing for the Nerazzurri, Pandev collected a host of honors including winning the Serie A, the Coppa Italia and the UEFA Champions League in 2010 as part of a treble for the club. On April 22, 2021, he became the first Macedonian to score 100 goals in one of the top five European football leagues. Mr. Pandev has scored the most goals of any North Macedonian national team player with a total of 38 goals between 2001 and 2021. Mr. Pandev is the founder and owner of Fudbalski Klub Akademija Pandev, a North Macedonian football club founded in 2010 that plays in the Macedonian First League and has succeeded in reaching the qualifiers to the UEFA Europa League during the 2019-2020 season and the UEFA Europa Conference League during the 2022-2023 season. We believe that Mr. Pandev is qualified to serve on our board of directors due to his extensive football experience.

Abhi Mathews has served as our Chief Information Officer and as a member of our board of directors since June 2024. Mr. Mathews has been in the financial services industry for over fifteen years, during which he has helped in mergers and acquisitions and in placing capital for public and private companies. Mr. Mathews has served as a Managing Director of American Global Wealth Management Inc., an investment banking firm, since January 2025, and as a Principal of Minerva Valuations Inc., a business advisory firm, since April 2015. From May 2024 to December 2024, Mr. Mathews served as a Managing Director of Enclave Capital LLC, an investment banking firm, and from February 2022 to May 2024, he served as a Managing Director of Castle Placement LLC, an investment bank, and from February 2020 to August 2021, he served as a Valuations & Litigations Support Director of RSM US LLP, an accounting firm. Mr. Mathews has qualified as a financial expert in the Ontario Superior Court and has served on boards of not-for-profit children’s organizations. Mr. Mathews is a member of the American Society of Appraisers, the CFA Institute and the Canadian Institute of Chartered Business Valuators, and he holds Series 7, 63, and 79 licenses from FINRA. Mr. Mathews received his bachelor’s degree in Accounting and Financial Management from the University of Waterloo in Ontario, Canada.

Giuseppe Pirola has served as our Head of Volleyball Operations and as a member of our board of directors since June 2024. Mr. Pirola has served as the Chairman of the Board of Directors of our subsidiary, UYBA Volley, since September 2014, and has served as the Vice President of the Italian Serie A Women’s Volleyball League since June 2020. Mr. Pirola has served as a Tax Advisor of ASSOGAS, an electric and gas utility company, since February 2003. Mr. Pirola has served as the Chairman of the Board of Directors of NED Reti Distribuzione Gas Srl, an electric and gas utility company, since September 2008, BRUNO MAGLI SPA, a luxury footwear company, since January 2014, and S.C. Caronnese s.s.d.r.l., an Italian men’s Serie D football club, since June 2017. From May 2017 to July 2023, Mr. Pirola served as the Chairman of the Board of Directors of ASM Garbagnate Milanese S.p.a., a public electric and gas utility company, and in 2018 was President of the COL MILANO 2018 Men’s Volleyball World Championships. Mr. Pirola received his bachelor’s degree in Economic Science from Marconi University of Rome.

Vote Required

The election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation of the Board

The Board recommends a vote FOR the election of the nominees listed above.

PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING DECEMBER 31, 2024

Background

The Audit Committee of the Board (the “Audit Committee”) has selected Reliant CPA PC (“Reliant”) as the Company’s independent registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2024. We are asking our shareholders to ratify the Company’s appointment of Reliant as our independent registered public accounting firm at the Annual Meeting. Although ratification is not required by our Constitution or otherwise, the Board is submitting this matter to our shareholders for ratification as a matter of good corporate governance practice. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain Reliant. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.

Vote Required

The ratification of the appointment of Reliant as our independent registered public accounting firm requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the appointment of Reliant as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

PROPOSAL NO. 3
RATIFICATION OF THE APPOINTMENT OF OUR IRISH STATUTORY AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2024 AND AUTHORIZATION TO FIX REMUNERATION

Background

The Audit Committee has selected Gannon Kirwan Somerville Limited (“GKS”) to serve as the Company’s Irish statutory auditor for the fiscal year ending December 31, 2024. We are asking our shareholders to ratify our Company’s appointment of GKS as our Irish statutory auditor at the Annual Meeting and to authorize the Board to fix the remuneration of GKS. The Audit Committee, in its discretion, may appoint a different Irish statutory auditor at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.

Vote Required

The ratification of the appointment of GKS as our Irish statutory auditor and the authorization of the Board to fix the remuneration of GKS requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR ratification of the appointment of GKS as the Company’s Irish statutory auditor for the fiscal year ending December 31, 2024, and the authorization of the Board to fix their remuneration.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.

STATUTORY FINANCIAL STATEMENTS

We will provide without charge to each person solicited by this Proxy Statement a copy of our statutory financial statements for: financial year end 2022 the report of the directors, and the report of the statutory auditors on those statements and that report; and financial year end 2023, the report of the directors, and the report of the statutory auditors on those statements and that report. These are available at https://agm.issuerdirect.com/brea-2024 and on the Company’s website at https://www.breraholdings.com/investors/sec-filings.

OTHER MATTERS

Our Board is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

By Order of the Board of Directors

Dated: March 3, 2025	/s/ Daniel Joseph McClory
Daniel Joseph McClory
Executive Chairman